Mail Stop 3561
          September 22, 2005
Lawrence L. Spanley, Jr.
Executive VP & CFO
Bakers Footwear Group, Inc.
2815 Scott Avenue
St. Louis, MO 63103

Re: Bakers Footwear Group, Inc.
     Form 10-K for the Fiscal Year Ended January 1, 2005
     Forms 10-Q for Fiscal Quarters Ended
     July 30, 2005 and April 30, 2005
     File No. 0-50563

Dear Mr. Spanley, Jr:

          We have completed our review of your Form 10-K
and
related filings and have no further comments at this time.

          Sincerely,

 Michael Moran
      Branch Chief

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